Exhibit 99.6

NICE Actimize’s AML Essentials Chosen by TONIK to Support
Launch of its Digital Banking Platform

AML Essentials addresses the challenges of online banking as Singapore-based
TONIK launches its pure-play neobank operation
Hoboken, N.J., February 19, 2020 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been chosen by TONIK, a leading Southeast Asia pure-play licensed digital bank, to implement its Essentials Anti-Money Laundering solutions and support the development of a secure banking environment for its new customer base. TONIK, which was recently approved to establish a regulated bank in the Philippines, is a transformative digital bank working to revolutionize the way money works in Southeast Asia. TONIK is one of the first digital-only banks in the region providing retail financial products including deposits, loans, current accounts, payments, and cards on a highly secure digital banking platform.

AML Essentials, a cloud-based offering that is built upon NICE Actimize’s proven, end-to-end anti-money laundering platform, addresses the challenges of digital transformation and the online banking environment in which TONIK is focused. AML Essentials coverage includes Transaction Monitoring, Customer Due Diligence, and Sanctions Screening capabilities. Leveraging the power and experience of NICE Actimize’s enterprise solutions, AML Essentials offers rapid deployment and reduces overhead to make compliance easier and at a lower total cost of ownership.

“We are pleased to partner with industry-leader NICE Actimize to support our launch of the first pure-play neobank digital platform in the Philippines. We believe that digital banking is capable of operating on a higher level of financial compliance than traditional banks, and our partnership with NICE Actimize is strongly indicative of the higher standard of trust, reliability and compliance that we intend to foster in the digital banking space across Southeast Asia,” said Greg Krasnov, Chief Executive Officer & Founder, TONIK.
“As digital banking becomes more widely accepted, regulators continue to examine compliance rules for this new banking channel. We look forward to providing TONIK with the necessary support to address the changing requirements that it may face throughout the region. As innovators such as TONIK bring much needed banking services to the Philippines and beyond throughout Southeast Asia, NICE Actimize looks forward to launching its cloud-based anti-money laundering solutions in support of its secure digital banking platform,” said Craig Costigan, CEO, NICE Actimize.

For additional information on NICE Actimize’s Essentials Anti-Money Laundering solutions, please click here.

About TONIK
TONIK Financial Pte Ltd (www.tonikbank.com) is the first digital-only bank in Southeast Asia, on a mission to revolutionize the way money works in the region. It provides retail financial products, including deposits, loans, current accounts, payments, and cards on a highly secure digital banking platform. TONIK is led by a senior team who have previously built and scaled multiple digital and retail banks and fintechs across Global Emerging Markets. Founded in 2018, TONIK is launching operationally in 2020 in the Philippines through its own bank license, with support and R&D functions based in Singapore and Chennai, India. TONIK was seeded and built by FORUM (www.forum-cap.com), the top fintech venture builder in Southeast Asia.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.